SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934

(Amendment No. 2)1

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

92342R 20 3

(CUSIP Number)

Joan Lautenschleger, Chief Financial Officer

Monitor Clipper Partners, Inc.

Two Canal Park

Cambridge, Massachusetts

(617) 252-2044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R 20 3	13D/A	Page 2 of 7 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above persons Monitor Clipper Equity Partners, L.P EIN No.: 04-3398865

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. 92342R 20 3	13D/A	Page 3 of 7 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above persons Monitor Clipper Equity Partners (Foreign), L.P EIN No.: 04-3398931

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

This Amendment No. 2 to Schedule 13D (this “Statement”) amends the Schedule 13D previously filed on June 18, 2002, as previously amended by Amendment No. 1 filed on June 11, 2003, by furnishing the information set forth below.

Item 1.	Security Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.0001 par value, (the “Common Stock”), of Veridian Corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2.	Identity and Background.

(a) Name

This Statement is being filed on behalf of Monitor Clipper Equity Partners, L.P. (“MCEP”), a Delaware limited partnership, and Monitor Clipper Equity Partners (Foreign), L.P. (“MCEP(F)”), a Delaware limited partnership.

Monitor Clipper Partners, L.P. (“MCP”), a Delaware limited partnership, is the sole general partner of each of MCEP and MCEP(F). MCP GP, Inc. (“MCP GP”), a Delaware corporation, is the sole general partner of MCP. MCEP and MCEP(F) entered into a Joint Filing Agreement, dated June 18, 2002, a copy of which is filed as Exhibit A to the Schedule 13D filed on June 18, 2002 , pursuant to which MCEP and MCEP(F) agreed to file the original Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 4.	Purpose of Transaction.

On June 9, 2003, the Issuer entered into an Agreement and Plan of Merger dated as of June 9, 2003 (the “Merger Agreement”) with General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Aspen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of General Dynamics (“Merger Sub”). The transactions contemplated in the Merger Agreement occurred on August 11, 2003 and the merger became effective on such date. Pursuant to the Merger Agreement, each of the shares of Common Stock beneficially owned by each of MCEP, MCEP(F), Monitor Consulting, L.P., a Delaware limited partnership (“Monitor Consulting”) and Monitor Company Group, L.P., a Delaware limited partnership and the successor to Monitor Company, Inc. (“MCG”) (MCEP, MCEP(F), Monitor Consulting and MCG being collectively, the “Monitor Entities”) were converted into the right to receive $35.00 at such time as the Merger becomes effective. As of the date of filing this Statement, the Monitor Entities beneficially own no Common Stock of the Issuer.

Except as described above, MCEP and MCEP(F) do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer.

(a) and (b)

MCEP owns zero shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock. MCEP(F) owns zero shares (0%) of the Issuer’s Common Stock, and has no voting, disposal or other powers over any shares of Common Stock.

(c)	There were no transactions by MCEP or MCEP(F) in the Common Stock of the Issuer during the past 60 days, except as described above.

(d)	N/A

(e)

MCEP and MCEP(F) ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 11, 2003. On such date, each of MCEP and MCEP(F) held 0% of the Common Stock of the Issuer, pursuant to terms of the Merger Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, at the present time, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among MCEP and MCEP(F) and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated June 18, 2002 (filed as Exhibit A to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

B.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation. (filed as Exhibit F to Amendment No. 1 to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 11, 2003 and incorporated herein by reference).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 11, 2003	MONITOR CLIPPER EQUITY PARTNERS, L.P. MONITOR CLIPPER EQUITY PARTNERS (FOREIGN), L.P.

	By:	Monitor Clipper Partners, L.P., their general partner
	By:	MCP GP, Inc., its general partner

	By:	/s/ JOAN LAUTENSCHLEGER
	Name:	Joan Lautenschleger
	Title:	Chief Financial Officer

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EXHIBIT INDEX

A.	Joint Filing Agreement dated June 18, 2002 (filed as Exhibit A to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 18, 2002 and incorporated herein by reference).

B.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation. (filed as Exhibit F to Amendment No. 1 to the Schedule 13D of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., filed on June 11, 2003 and incorporated herein by reference).

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